Sykes Financial Services, LLC

Notes to Financial Statements
December 31, 2017

Note A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

Sykes Financial Services, LLC (the Company) was organized as a Domestic Limited Liability Company in the Commonwealth of Pennsylvania effective March 9, 2004. The Company has adopted a calendar year-end.

Description of Business

The Company, located in Washington, North Carolina is a broker and dealer in securities registered with the Securities and Exchange ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under SEC Rule 15c3-3(k)(1), which provides an exemption whereby the Company's business is limited to selling on an application way basis mutual funds and/or selling variable life insurance or annuities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect al significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Commissions Receivable - Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly no allowance for doubtul accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Mutual fund and variable annuity commissions and 12b-1 fees are recorded by the Company on a trade date basis.

Sykes Financial Services, LLC

Notes to Financial Statements
December 31, 2017

Note A - SUMMARY OF ACCOUNTING POLICIES - continued

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company that has elected, with the consent of its member to be taxed under the Internal Revenue Code and the Commonwealth of Pennsylvania as a S Corporation. In lieu of corporation income taxes, the member of an S Corporation includes in his individual income tax return his proportionate share of the Company's taxable income or loss. Therefore, no provision, liability or benefit for federal or state income taxes has been included in the accompanying financial statements.

Subsequent Events
The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 19, 2018, which is the date that the financial statements were available to be issued. Based on this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

Sykes Financial Services, LLC

Notes to Financial Statements
December 31, 2017

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net Capital and and the related net capital ratios may flucutuate on a daily basis. There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

At December 31, 2017, the Company had a net capital of $12,042 which was $7,042 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 118.20%

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c3-3-3(k)(1).

NOTE D - SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion-from-membership forms. The Company claims exclusion from membership in the Securities Investors Program Corporation (SIPC) under Section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 (SIPA) because its business as a broker-dealer consists exclusively of the distribution of shares of registered open end investment companies or unit investment trusts, and the sale of variable annuities. In accordance with SEC Rule 17a-5(d)6, the Company files an annual report with the SIPC.

Sykes Financial Services, LLC

Notes to Financial Statements
December 31, 2017

NOTE E - RELATED PARTY EXPENSE SHARING

In 2004, the Company in lieu of rent entered into an Expense Sharing Agreement with its member, for the purpose of allocating office expenses between the Company and its member. The agreement provides a formula for allocating office space costs, and the expense for equipment, supplies, and related overhead. During the year ended December 31, 2017, the Company paid $1,441 to its member under the terms of this agreement.

NOTE F - PRIOR PERIOD ADJUSTMENT

The Company adjusted 12b-1 fees and expenses for the prior period in the amount of $1,490 for both.

NOTE G - COMMITMENTS AND CONTINGENCIES

Sykes Financial Services, LLC does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a lost or future obligation or that may be asserted against the firm at a future date.